Exhibit 99.4

Abiomed Operating Procedures United States Version

At Abiomed our patients are why we exist. They are our purpose. Our highest recognition of success is to recover and preserve our patients’ hearts so they can return home to their families.

Our four principals describe what we do. We recover hearts and save lives, lead in technology and innovation, grow shareholder value, and sustain a winning culture.

Our operating procedures describe how we do things. Our operating procedures are our heartbeat, continuously providing our path and guiding our execution. Everyone at Abiomed plays a role in keeping our heartbeat strong. We do this when we lead, manage, adapt and execute.

At Abiomed, we lead by inspiring others, developing vision and strategies that create positive change. As service leaders, we lead with integrity, purpose and mental toughness. Leaders ensure high standards are upheld, lead by example, and we hold each other accountable.

We also manage. Disciplined management of plans, processes and budgets brings accountability, which creates predictable results.

We also adapt. The ability to adapt is a key attribute of a learning organization like Abiomed. Communicating with each other, analyzing information in real time, and doing rigorous analysis. We also perform After Action Reviews to help us effectively adapt and pursue perfection and constant improvement.

Finally, we execute piloted programs with simplicity. We are guided by standard operating procedures for speed, which help us work together in unison. We are empowered to “just do it” when we understand our leaders’ intent and we can help our patients and customers. And we work together as a team with grit to get things done.

Like a heartbeat, Abiomed’s operating procedures continuously pulse through our organization. When we lead, manage, adapt and execute we create positive results, recover more hearts and save more lives. This is our heartbeat. This is how we execute at Abiomed.